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05007718

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Altai Resources Inc.

*CURRENT ADDRESS

**FORMER NAME PROCESSED

MAY 13 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 2950 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/11/05


SEC MAIL PROCESSING
RECEIVED
MAY 12 2005
WASH. D.C.
SECTION



ALTAI
RESOURCES INC.

ARLS
12-31-04

ANNUAL REPORT 2004

TO OUR SHAREHOLDERS

The audited consolidated financial statements for the year ended December 31, 2004 and summaries of technical information on various projects in which the Company has an interest are presented in this annual report. These are also accessible on the websites of SEDAR at <www.sedar.com> and of our own at <www.altairesources.com>.

The last twelve months

The proposed transaction of the sale of the Lac St. Pierre and Sorel gas and gas storage projects to Bolcar Energy Inc. of Montreal did not close as Bolcar did not raise the additional equity financing required by the Asset Sale Agreement. The Agreement has expired on February 11, 2005.

Altai Philippines Mining Corporation ("APMC"), the Company's 40% owned affiliate, has signed an option agreement with a group of two Australian and a Philippine company headed by Sunshine Mining Pty. Ltd. (the "Optionee") for the sale of APMC's Sibuyan lateritic nickel-cobalt property, Romblon province, Philippines. The option exercise price of C$1.3 million is payable within six months of the Philippine Government signing a Mineral Profit Sharing Agreement ("MPSA") with APMC on the property. The MPSA application involves public hearings with the local governments and organisations which are to be held in the near future. The Optionee will make a non-refundable advance of US$70,000 to APMC towards the costs of the hearings. If and when the sale occurs, approximately C$720,000 of the sale proceeds will accrue to the Company as partial repayment of APMC's debt to the Company.

The Company and its joint venture partner, Petro St-Pierre Inc., have carried out an airborne magnetometer survey on the Lac St. Pierre and Sorel permits at a budgeted cost of $185,000 in March 2005. It is hoped that the survey will better define and extend further south the collapse zone (deep gas target) of the permits. The results and interpretation thereof will be available in the near future.

Going Forward

For its market capitalization, Altai is an asset rich company. Its assets are conservatively worth much more than its market capitalization. Yet shares of the Company are very low in market price and trade thinly. Until about five years ago exploration and building and adding to a Company's resource inventory were determining factors in the share price. Lately ability to finance a project to production generating revenues, good understanding of and relation with financial institutions become the important factors. The Company needs a new executive team that has these skills. As I intend to retire within a few years at the latest, one of the important tasks of our Board is to ensure executive succession with capable people attuned to changed times and priorities. This is not an easy challenge, given the difficulty in persuading proven performers to run a junior company. The rewards (in most cases) are few or non-existent. The burden and demands are heavy. We will try to get the best persons we can.

This Company will continue its effort to sell or option its gas properties at the best terms available to the Company, as the projects are at a stage that require deep drilling, heavy expenditures and know-how that are beyond the capability of the Company or its joint venture partner.

It is also likely that the Company will acquire one or more additional propert(ies) during the coming twelve months for exploration and, if warranted, development.

I take this opportunity to thank our shareholders, directors and consultants.

On Behalf of the Board



Dr. Niyazi Kacira
President and CEO
April 18, 2005

MINING PROPERTIES

CANADA

Altai Resources Inc. has interest in three properties in Canada.

Malartic Township Gold Property, Quebec

This 50% owned property of 120 hectares (300 acres) is located 10 km northeast of the town of Malartic, Val d'Or area, Quebec.

In 1989 Jean-Pierre Labelle, an independent consultant based in Noranda, Quebec prepared a pre-feasibility study entitled "Pre-Feasibility Study of the Abior Project, Malartic, Quebec" for the property.

The reserves were estimated by Mr. Labelle for veins Nos. 7, 11, 12 and 13 as:

Probable reserves: 135,406 m.t. at a grade of 13.9 g/tonne (uncut) or 6.98 g/tonne (cut).
Possible reserves : 120,566 m.t. at a grade of 12.6 g/tonne (uncut) or 6.50 g/tonne (cut).

For all the veins the resources calculated by consultant amount to 466,000 tonnes grading 7.11 g/tonne gold (513,900 tons grading 0.21 oz/ton) cut. The resources are to a depth of 200 meters (600 feet). The deposit has not been explored below that depth.

The variability of the gold content is related to the occurrence of several high grade intersections bearing free gold.

The property is within the prolific Val d'Or gold camp. The auriferous quartz veins spaced at about 10 m intervals occur in sheared diorite. Apart from mineralized quartz stringers and veins, diorite breccia and "bedded" carbonate-albite material is associated with the gold mineralization. The property has potential for hosting similar ore bodies as found elsewhere in the Val d'Or camp.

The property needs additional exploration to test zones with the high gold grade.

Lac St. Pierre Gas And Gas Storage Property, Quebec

This property of five oil and gas permits aggregating to 73,700 hectares (182,100 acres) is located in the Trois Riviere area, 100 kilometers east of Montreal in the industrial heartland of Quebec. The property is owned 53.496% by Altai and 46.504% by Petro St-Pierre Inc. ("PSP") of Montreal. Altai is the operator of the property. To date approximately 30% of the property has been covered by seismic surveys. Twenty-two shallow (less than 150 meters deep) gas targets have been outlined and two have been drilled with gas discoveries. One major deep target has been outlined. Paul Laroche, consulting geologist-geophysicist, has prepared an updated report on the property, including analysis of the results of the deep seismic survey. Highlights of the report are summarized below.

DEEP GAS TARGET

The deep (at depth of about 1,000 meters) exploration target, has been delineated. The target is a NE trending collapse zone 34 kilometers long averaging one kilometer in width, all on land. The zone appears as a collapse zone (a graben) at the top of Trenton formation of Ordovician age. The depression is interpreted to have been caused by hydrothermal dolomitization of fractured limestones (hydrothermal dolomite reservoir facies). The report points out that targets in similar geological setting along former shoreline of Cambro-Ordovician craton have produced large quantities of gas and oil in Ohio, Michigan, New York state, West Virginia and elsewhere in the Appalachian region of North America. Such targets are long and narrow.

Geologically the deep target may be compared to Talisman Energy Inc.'s Goldsmith-Lakeshore oil and gas field in southwestern Ontario. Goldsmith-Lakeshore field, still in production, has yielded five million barrels of oil and three billion cubic feet of gas since the start of production in 1986 to 2003 (Source: Talisman Energy Inc.) from Trenton Group. A comparison of the two graben zones is shown on the table below:

Comparison of Graben Zones **Lac St. Pierre – vs – Goldsmith/Lakeshore**		
Project	Altai Resources Inc. / Petro St-Pierre Inc. Lac St. Pierre, Quebec	Talisman Energy Inc. Goldsmith/Lakeshore South-west Ontario
Basin	St. Lawrence Lowlands	Appalachian
Length	34 km	14 km
Width	1 km	0.4 to 1.2 km
Depth to the top of Trenton	725 m	675 m
Top of Cambrien	Approx. 1, 000 m	850 m
Porosity	3 – 10% *	3 – 10%
Detection	Seismic	Seismic
Reservoir	Heterogeneous*	Heterogeneous
Resource	Gas*	Gas and Oil
* Assumption		

In the Lac St. Pierre property, based on assumptions of 10% porosity and 30 meters of thickness of pay zone (assumption based on analogy with known deposits of similar type), the Consultant estimates that the target is capable of hosting 7.2 billion cubic feet (BCF) of gas per square kilometer of closure (gas traps) and recommends a 1,300 meters deep well in the first phase of the exploration program, to reach the target and stratigraphically lower Beekmantown formation which elsewhere contains gas and oil. This deep target has not been drilled to date. Six of nine wells drilled by others to the east and west of the target indicated gas.

SHALLOW GAS TARGET

With respect to shallow gas targets in Pleistocene (Quaternary era), the Consultant makes a number of useful observations and recommendations summarized below.

On the one third of the lake (Lac St. Pierre) that has been surveyed by the joint venture to date, he estimates total gas initially in place potential at 29.9 BCF but producible gas potential at 12 BCF. He also believes that producing gas from these small deposits under the lake may present logistical challenges due to icing of the St. Lawrence River (Lac St. Pierre is a widening of the river) and moving ice. He proposes some possible ways to overcome the challenges and recommends an engineering study to select the optimum solution.

RECOMMENDED WORK PROGRAM

The Consultant recommends a multiphase program consisting mostly of drilling and some seismic surveys at an estimated cost of $5 million. Most of the seismic surveys will be conducted on the land portion of the permits, including Sorel Islands where no logistical challenge is anticipated in the production from eventual deposits.

Altai believes that the property has, over the long run, an unparalleled value as a gas storage site due to its location. The property is located 5 kilometers south of the TransCanada Pipeline. According to publicly available information, Point du Lac shallow storage reservoir facility of 0.8 BCF, located two kilometers NE of the property, generates $6.6 million revenue per year.

Sorel Gas Property, Quebec

This property of two permits aggregating to 49,500 hectares (122,300 acres) is located adjacent to and to the south of Lac St. Pierre property. It was acquired in the summer of 2003. As at December 31, 2004, Altai, the operator of the property, owns 53.496% interest in this property, and Petro St-Pierre Inc. has 46.504% interest.

In 2004, Altai commissioned consulting firm Roche Ltée of Quebec City to compile all available geological and geophysical data on the Sorel permits. Their conclusion is that the collapse zone (deep gas target) outlined in the Lac St. Pierre permits to the north extends for about five kilometers into the Sorel permits. Further south the available data is insufficient to decide whether or not the deep target continues further.

The Consultant has recommended a first phase exploration program of mostly seismic work at a cost of $550,000.

In March 2005 Altai and its joint venture partner, Petro St-Pierre Inc., carried out a helicopter borne gradient and total field magnetometric survey to better define the collapse zone (deep targets) in both Lac St. Pierre and Sorel permits. The survey consists of 3,200 kilometers of high resolution survey at a cost of about $185,000. The results and interpretation report are expected shortly.

PHILIPPINES

Altai Resources Inc. has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, Altai may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, Altai will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to Altai until it recovers its past expenditures in the Philippines and 40% to Altai Philippines. After recovery of Altai's expenditures, proceeds will be shared equally.

Sibuyan Island Lateritic Nickel - Cobalt Property, Romblon

This property of 1,822 hectares (4,500 acres) is located on the Sibuyan Island, Province of Romblon, on the tidewaters of the Visayan Sea.

The property was explored in 1970's first by Pacific Metals Company and later by Mitsui Mining, both of Japan, in search for feed stock for the Japanese ferronickel smelting industry. Work for both companies was supervised by the same consultant. Based on 431 drill holes and test pits, the consultant estimated the resources at 19 million tonnes averaging 1.3% nickel at a cut-off grade of 1% nickel or 7.26 million tonnes at 1.6% Ni at a cutoff grade of 1.3% nickel. The material contains one pound of cobalt per tonne.

The potential to increase the resource by further exploration of the property is excellent.

In November 2004, Altai Philippines Mining Corporation has signed an option agreement with a group of two Australian and a Philippine company headed by Sunshine Mining Pty. Ltd. (the "Optionee") for the sale of Altai Philippines' Sibuyan lateritic nickel-cobalt property. The option exercise price of C$1.3 million is payable within six months of the Philippine Government signing a Mineral Profit Sharing Agreement ("MPSA") with Altai Philippines on the property. The MPSA application involves public hearings with the local governments and organisations which are to be held in the near future. The Optionee will make a non-refundable advance of US$70,000 to Altai Philippines towards the costs of the hearings. If and when the sale occurs, approximately C$720,000 of the sale proceeds will accrue to the Company as partial repayment of Altai Philippines' debt to the Company.

Lahuy Island Gold Property, Camarines Sur

This property of 1,377 hectares (3,400 acres) is located on the Lahuy Island in the Province of Camarines Sur.

It has a former gold producer (1936-1941), Treasure Island Mine, which was closed due to the Japanese invasion during the Second World War. The mine operated at rates of up to 250 tonnes per day and produced 66,000 oz of gold from two veins with an average grade of 14 g/tonne. The A-vein has been explored and developed by drifts down to the 1,150 feet level. Most of the production took place above the 400 feet level. An ore reserve/resource of similar grade exists below the 400 feet level. Since the war, only small scale high grade gouging operations were carried out in the upper part of the vein systems by the local people. In 1987, an Australian exploration company, the Genoa Group, explored the veins and a zone of disseminated mineralization by completing 3,800 meters of diamond drilling. The exploration program was supervised by a well-known Australian consulting firm, Robertson Research Minerals Ltd. (now Amco Robertson Mineral Services Ltd.).

In 1988, Minproc Engineers Pty Ltd., an Australian consulting firm, evaluated the historical mining data and the results of the 1987 drill program and concluded that in the A-vein the measured, indicated and inferred reserves/resources amount to 174,000 tonnes with a grade of 13 g/tonne gold. According to Minproc Engineers, the potential resource in the A and B veins, down to a depth of 200 meters, is estimated to be 434,000 tonnes, also at 13 g/tonne. According to the same consulting firm, in the zone of disseminated mineralization, the indicated resource is 214,000 tonnes grading 2.46 g/tonne gold and the potential resource is 5 to 10 million tonnes of similar grade.

Negros Island Sulfur Property, Negros Oriental

This property of 4,052 hectares (10,000 acres) is located 15 km north of the city of Dumaguete, Negros Island, Province of Negros Oriental, and 3 km from the tidewaters of the Visayan Sea. The property was extensively explored in the 1960's, mostly by Benguet Corporation; 178 drill holes totaling about 24,500 meters were completed. In the 1970's ore reserve estimates were prepared by G. R. Oca, a Philippine consultant, and by the Philippine Bureau of Mines. Both studies indicate that there are about 59 million tonnes of mineable resources and 24 million tonnes of measured resources (drill indicated resources). The latter was left out of the open pit design by the consultant. Both the mineable and measured resources grade about 30% sulfur in native and sulfide form. The deposit is mineable by open pit. There is an excellent potential to increase the combined reserve/resource to well over 100 million tonnes. The deposit has sufficient resources to support a large fertilizer plant. At present there is no sulfur production in the Philippines; all the sulfur is imported.

In 1998, Crew Minerals Philippines Inc. ("Crew" and formerly Mindex Resources Development, Inc.), a wholly-owned subsidiary of Crew Gold Corporation, a TSX listed company, signed an option agreement to put the property into production for 75% net profit interest (NPI), while Altai Philippines will be carried at 25% NPI. In late 2002, Altai Philippines and Crew signed an amendment to the option agreement, revising the payment terms of the agreement. Altai Philippines will receive yearly advance royalty payments which will rise to US$125,000/year by January 2007 and thereafter, until the property reaches a production rate of at least 50,000 tonnes/month. Crew has the option to buy, at any time, Altai Philippines' NPI for US$750,000 on or before January 2007 and for US$1 million thereafter. The revision was made in consideration of the then world market conditions for sulfur and at the request of Crew. To date, Crew has not yet put the property into production.

Ticao Limestone Property, Masbate

This property of 2,500 hectares (6,200 acres) is located on the island of Ticao in Masbate Province. There are abundant exposures of a thick limestone unit adjacent to a shale deposit. Though the property has no established reserve or resource, the presence of large and abundant limestone outcrops suggests a large resource potential in the order of at least 150 million tonnes of limestone above sea level.

Altai Philippines carried out site visits and sampled the limestone and shale deposits. The limestone is of high purity, suitable for the manufacture of cement. Certain portions of the deposit are also suitable for use as filler in the paper, plastic and rubber industries. The combination of pure limestone and shale and the possibility of inexpensive transportation by sea would provide an ideal source of raw material for the manufacture of cement.

Ticao Island Cement Corporation ("Ticao"), a private Philippine company, signed a letter of intent in 1997 to purchase the property for US$1 million but had to let the agreement expire later since it could not finance the project (due to the economic downturn in SE Asia at that time). Ticao reportedly conducted some geotechnical work on the deposit results of which are not available to Altai. Ticao commissioned R.G. Abiera and Associates ("RGA"), Mandaluyong City, Philippines to carry out a scoping study on the economics of setting up a cement plant on this property. RGA estimated that the optimum plant size will have a yearly production capacity of 1.2 million tons of Portland cement. The capital cost was estimated at US$275 million with a payback period of two years.

Altai Philippines intends to sell the property. As yet, there are no expenditures required to keep the MPSA application in good standing.

Bulan Gold Property, Sorsogon

This property of 3,000 hectares (7,400 acres) is located on the Bicol Peninsula, at the south end of Luzon Island, Province of Sorsogon. In the 1991 to 1993 period, the Philippine Government carried out reconnaissance and semi-detailed geochemical surveys. Large gold-silver geochemical anomalies were detected and floats of hydrothermally altered, gold-mineralized rocks were found within the area of the property. The silica and clay alteration is typical of epithermal deposits. Boulders of mineralized rocks found in creekbeds assayed up to 1.44 g/tonne gold.

The property has potential for the discovery of bulk mineable low grade gold mineralization.

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2004

	2004 $	2003 $
ASSETS		
Current		
Cash	51,173	26,913
Marketable securities (Note 3)	32,018	32,018
Accounts receivable	379	1,617
	83,570	60,548
Note receivable (Note 4)	546,903	546,903
Investment in subsidiaries (Note 5)	615,740	629,138
Interests in mining properties (Note 6)	1,011,499	1,007,210
Natural gas interests (Note 7)	1,434,505	1,444,245
Investment in technology project (Note 8)	1	1
Total Assets	3,692,218	3,688,045
LIABILITIES		
Current		
Accounts payable	12,698	38,974
Loan from officer (Note 11)	35,000	–
Current portion of consulting charge payable (Note 11)	35,100	–
	82,798	38,974
Consulting charge payable (Note 11)	140,400	–
	223,198	38,974
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	9,279,232	9,243,232
Contributed surplus (Note 9)	69,950	–
Deficit	(5,880,162)	(5,594,161)
	3,469,020	3,649,071
Total liabilities and shareholders' equity	3,692,218	3,688,045

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:

Niyazi Kacira
President and CEO, Director

K. Sethu Raman
Director

CONSOLIDATED STATEMENTS OF OPERATIONS, DEFICIT AND CONTRIBUTED SURPLUS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004 $	2003 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	4,647	9,541
Interest earned on note receivable (Note 4)	–	53,195
	4,647	62,736

Expenses		
Administrative expenses	233,253	74,905
Provision for doubtful accounts	–	53,195
Stock-based compensation cost	14,400	–
Abandonment and write off	710	–
Prospecting and general	396	384
Amortization	–	108
	248,759	128,592
Net Income before share of net earnings (loss) of equity investment	(244,112)	(65,856)
Share of net earnings (loss) of equity investment	25,661	(14,718)
Net loss	(218,451)	(80,574)
Net loss per share – basic and fully diluted (Note 10)	(0.009)	(0.003)

CONSOLIDATED DEFICIT		
Balance, beginning of year	(5,594,161)	(5,513,587)
Restatement of stock-based compensation cost (Note 9)	(67,550)	–
Restated balance, beginning of year	(5,661,711)	(5,513,587)
Net loss	(218,451)	(80,574)
Balance, end of year	(5,880,162)	(5,594,161)

CONSOLIDATED CONTRIBUTED SURPLUS		
Balance, beginning of year	–	–
Restatement of stock-based compensation cost (Note 9)	67,550	–
Restated balance, beginning of year	67,550	–
Stock-based compensation cost (Note 9)	14,400	–
Stock-based compensation value of options exercised (Note 9)	(12,000)	–
Balance, end of year	69,950	–

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004 $	2003 $
Operating activities		
Net loss	(218,451)	(80,574)
Items not affecting cash		
Share of net earnings (loss) of equity investment	(25,661)	14,718
Stock-based compensation cost	14,400	–
Abandonment and write off	710	–
Amortization	–	108
Gain on sale of marketable securities	–	(5,405)
Decrease in accounts receivable	1,238	211
Increase in loan from officer	35,000	–
Decrease (increase) in accounts payable	(26,276)	1,297
Increase in consulting charge payable	175,500	–
Cash used in operating activities	(43,540)	(69,645)
Investing activities		
Deferred exploration expenditures	(4,999)	(38)

Proceeds on sale of marketable securities	–	10,405
Natural gas interests	9,740	(74,141)
Investment in subsidiaries	39,059	(349)
Cash provided by (used in) investing activities	43,800	(64,123)
Financing activities		
Issue of shares	24,000	96,000
Cash provided by financing activities	24,000	96,000
Change in cash	24,260	(37,768)
Cash, beginning of year	26,913	64,681
Cash, end of year	51,173	26,913

The accompanying notes are an integral part of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. **Nature of operations**

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. **Summary of significant accounting policies**

(a) **Principles of consolidation**

The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) **Marketable securities**

Marketable securities are carried at the lower of cost and market value.

(c) **Credit risk**

The Company does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions and corporations.

(d) **Interests in mining properties**

Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(e) **Natural gas interests**

Natural gas interests are stated at cost and include expenditures for carrying and retaining undeveloped properties.

(f) **Impairment of long-lived assets**

The Company has adopted the CICA Handbook Section 3063, "Impairment of Long-Lived Assets". This section requires the Company to assess the impairment of long-lived assets, which consist primarily of resource properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

For the Company, the adoption of CICA Handbook Section 3063 had no impact on results of operations previously presented.

(g) **Asset retirement obligations**

Effective January 1, 2004 the Company adopted the new recommendations for accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs as required by CICA Handbook Section 3110 "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 requires that the fair value of a liability or an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from prior practice which involved accruing for the estimated retirement obligation through annual changes to earnings over the estimated life of the property. The effect of the adoption of this accounting policy on the opening deficit is Nil. At the present time, the Company has concluded that there are no asset retirement obligations associated with any of the properties.

(h) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with available information for a reasonable assessment of future cash flows, interest rate risk and credit risk.

(i) Foreign currency translation

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;

ii) all other assets and liabilities at historical rates; and

iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(j) Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

(k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(l) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(m) Stock-based compensation cost

In 2004, the Company adopted, retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now require that the fair value based method be applied to awards granted to employees. Under the recommendations, the Company recognises the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

In 2004, the Company restated stock-based compensation cost of $67,550 related to 1,233,000 vested stock-options granted to directors, officers and service provider from 2001 to 2003 with fair values ranging from $0.04 to $0.09 estimated by using the Black Scholes option pricing model and the following assumptions: expected life of 3 and 5 years, risk-free interest rates of 6.05%, 4.19% and 4.69%, volatility ranging from 66.67% to 1050%, and a dividend yield of 0%. The restatement of $67,550 stock-based compensation cost was charged to opening balances of deficit and contributed surplus without restating prior periods.

3. Marketable securities

The marketable securities on hand at December 31, 2004 had a market value of $161,028 (2003–$139,785).

4. Note receivable and interest earned on note receivable

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. The note plus total interest is capped at three times of the note principal, and that was reached in 2003. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

5. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew" and formerly Crew Development Corporation), through its wholly owned subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2004 and to date, Crew has not yet put the property into production.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninty days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at December 31, 2004, Sunshine has not yet completed its due diligence on the property.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed earnings (losses) since inception.

	2004 $	2003 $
40% equity shares and investment expenses	924,053	963,112
Share of net earnings (losses) to date	(308,314)	(333,975)
	615,739	629,137

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

6. **Interests in mining properties**

	Balance, Beginning of Year $	Expenditure $	Write-off $	Balance, End of Year $
Malartic Township, Quebec				
Property	283,711	–	–	283,711
Expenditure	723,461	4,327	–	727,788
Other Property				
Property	–	–	–	–
Expenditure	38	672	710	–
Total Mining Properties				
Property	283,711	–	–	283,711
Expenditure	723,499	4,999	710	727,788
	1,007,210	4,999	710	1,011,499

Mining properties description:

Malartic Township gold property, Quebec

50% working interest in three mining claims totalling 120 hectares (300 acres).

7. **Natural gas interests**

	Balance, Beginning ofYear $	Expenditure $	Grant and Option $	Balance, End ofYear $
Lac St. Pierre property, Quebec	1,441,604	12,377	36,350 [1]	1,417,631
Sorel property, Quebec	2,641	14,233	–	16,874
Total natural gas properties	1,444,245	26,610	36,350	1,434,505

[1] The amount includes a grant from the Quebec Government of $24,609.

a) **Natural gas properties description:**

Lac St. Pierre natural gas property, Quebec

At the beginning of 2004 the Company owned a 53.369% working interest in five oil and gas permits covering 73,700 hectares (182,100 acres) in the Sorel area of Quebec.

As at December 31, 2004 this working interest was 53.496%. The project partner, Petro St-Pierre Inc. ("PSP"), had 46.504% working interest at December 31, 2004. Mengold Resources Inc. ("Mengold" and formerly known as Menora Resources Inc.) holds a 10% net profit interest participation in the Company's future share of net profits after payback from the project. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

Sorel natural gas property, Quebec

At the beginning of 2004 the Company owned a 53.369% working interest in two oil and gas permits covering 49,455 hectares (122,200 acres) in the Sorel area of Quebec. As at December 31, 2004, this working interest was 53.496%, while the project partner, Petro St-Pierre Inc. ("PSP") had 46.504% working interest.

b) In April 2004 the Company and PSP signed an agreement (the "Agreement") with Bolcar Énergie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSX Venture"), to sell the Lac St. Pierre property to Bolcar for approximately $7.9 million in Bolcar common shares. An Addendum to the Agreement was signed on August 11, 2004 (the "Addendum") (the Agreement and the Addendum collectively referred as the "Bolcar Agreement") to include in the transaction the sale of the 2 permits of the Sorel property the cash portion ($90,000) of which would be payable to the Company and PSP on the transaction closing date and to revise the deemed Bolcar share price for the transaction from $0.25 per share to $0.30 per share per TSX Venture decision.

The Bolcar Agreement has expired on February 11, 2005 without the proposed transaction being closed (also refer to Note 14).

8. Investment in technology project

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project which has been written down to a nominal value of $1.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

9. Share capital and options

Share Capital

Authorized

An unlimited number of common shares of no par value.

Issued	No. of shares	Amount $
Issued at December 31, 2003	23,893,554	9,243,232
Issued for cash in 2004		
– exercise of stock options	240,000	24,000
Stock-based compensation value of options exercised in 2004		12,000
Issued at December 31, 2004	24,133,554	9,279,232

At December 31, 2004, there were 219,667 escrowed common shares outstanding.

Options

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2004, there were 500,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2003:

	Options outstanding	
	Number of shares	Weighted average exercise price $
Balance at December 31, 2003	1,783,000	0.100
Granted	240,000	0.140
Exercised	(240,000)	0.100
Cancelled	(440,000)	0.105
Balance at December 31, 2004	1,343,000	0.107

The following table summarizes outstanding share options at December 31, 2004:

Number of share options outstanding			Expiry date	Weighted average Exercise price
Exercisable	Unexercisable	Total		$
583,000	–	583,000	August 18, 2007	0.100
60,000	–	60,000	October 31, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
–	450,000[1]	450,000	April 10, 2005	0.100
240,000	–	240,000	June 17, 2009	0.140
893,000	450,000	1,343,000		0.107

[1] An option granted to a technical consultant and the vesting of the option is based on the terms of the technical consulting agreement. The option is non-vested as at December 31, 2004.

b) **Accounting for stock-based compensation cost**

In 2004, the Company adopted, retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now require that the fair value based method be applied to awards granted to employees. Under the recommendations, the Company recognises the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

In 2004, the Company restated stock-based compensation cost of $67,550 related to 1,233,000 vested stock-options granted to directors, officers and service provider from 2001 to 2003 with fair values ranging from $0.04 to $0.09 estimated by using the Black Scholes option pricing model and the following assumptions: expected life of 3 and 5 years, risk-free interest rates of 6.05%, 4.19% and 4.69%, volatility ranging from 66.67% to 1050%, and a dividend yield of 0%. The restatement of $67,550 stock-based compensation cost was charged to opening balances of deficit and contributed surplus without restating prior periods.

The Company recognised stock-based compensation cost of $14,400 related to 240,000 vested option shares granted to directors in 2004 with a fair value of $0.06 estimated by using the Black Scholes option pricing model and the following assumptions: expected life of 5 years, a risk-free interest rate of 4.27%, a volatility of 80% and a dividend yield of 0%.

10. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2004	2003
Numerator		
Net loss for the year – basic and diluted	$ (218,451)	$ (80,574)
Denominator		
Weighted average number of shares – basic	24,065,275	23,703,444

Effect of dilutive shares		
Stock options	–	–
Weighted average number of shares – diluted	24,065,275	23,703,444
Basic and diluted net loss per share	$ (0.009)	$ (0.003)

Due to the loss in 2004 and 2003, no diluted net loss per share is provided as the inclusion of outstanding stock options would be anti-dilutive.

11. Related party transactions

a) An officer of the Company made to the Company a non-interest bearing loan of $35,000 repayable on demand by the officer.

b) Consulting services were provided by officers. Fees for such services amounted to $184,005 (2003 – $39,000). These fees have been allocated to administrative expenses ($180,005, being $4,505 paid and $175,500 payable over 5 years per Note 11d)) and resource properties ($4,000).

c) Effective August 1, 2004 remuneration to the President of the Company has been fixed at $1 per month until further change.

d) At the end of July 2004, an officer of the Company (who ceased to be an officer of the Company effective September 1, 2004) demanded from the Company per the terms of the consulting agreement the payment of the accumulative total of the difference between the monthly consulting fee of $4,500 and the various voluntarily reduced consulting fees from 1998 to July 31, 2004 and the gratuity due to her on the termination of the consulting agreement at the end of July 2004. By agreement dated October 23, 2004, the amount had been reduced and fixed at $175,500 payable in equal instalments over five years starting in 2005. The full amount of $175,500 has been charged to administrative expenses in 2004.

e) The Company is contingently liable to an officer of the Company for consulting fees of approximately $450,000. This liability resulted from voluntary reductions from consulting fees payable in accordance with the terms of the consulting agreement and will become due and payable upon demand by the officer.

12. Office rental lease

The Company has a 3 year office gross rental lease from September 2004 to August 2007.

The expected future lease payments by year are:-

	$
2005	6,000
2006	18,000
2007	12,000
	36,000

13. Income taxes

The provision for income taxes is different from the amount that would have been computed by applying statutory federal and provincial rates due to the following:

	2004 $	2003 $
Statutory rate	19.49%	19.49%
Loss before income taxes	(218,451)	(80,574)
Abandonment and write off	710	–
Stock-based compensation cost	14,400	–
Amortization per statements	–	108
Share of income/loss of equity investment	(25,661)	14,718
Non-taxed capital gain	–	(2,802)
Loss for tax purposes	(229,002)	(68,550)

The Company has income tax losses in the amount of $596,000 (2003 - $579,000) and tax pools in the amount of $1,121,000 (2003 - $1,126,000) available to reduce future taxable income. The potential benefits of these amounts have not been reflected in these financial statements.

Income tax losses by year of expiry:

	$
2005	94,000
2006	27,000
2007	73,000
2008	67,000
2009	37,000
2010	69,000
2011	229,000
	596,000

14. Subsequent Event

The proposed transaction per the Bolcar Agreement signed between the Company and its joint venture partner in the Lac St. Pierre and Sorel natural gas properties, Petro St-Pierre Inc. ("PSP"), and Bolcar Energie Inc. ("Bolcar") for the sale by the Company and PSP to Bolcar of the Lac St. Pierre and Sorel properties referred to in Note 7 did not close at the required closing date per the terms of the Bolcar Agreement. Bolcar did not complete the required minimum additional equity financing per the terms of the Bolcar Agreement. Therefore the Bolcar Agreement has expired on February 11, 2005 per the terms of the Bolcar Agreement without the proposed transaction being closed.

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and contributed surplus and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Bolton & Bolton
Chartered Accountants
Unionville, Ontario
February 15, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated February 15, 2005 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Bolton & Bolton
Chartered Accountants
Unionville, Ontario
February 15, 2005

CORPORATE INFORMATION

DIRECTORS:	Dr. Niyazi Kacira Dr. Didier Pomerleau Dr. K. Sethu Raman Rejean Paul William Denning
OFFICERS:	Dr. Niyazi Kacira - President and CEO, Secretary
REGISTERED OFFICE:	1880 O'Connor Drive, Suite 501 Toronto, Ontario Canada M4A 1W9 Tel: (416) 383-1328 Fax: (416) 383-1686 Email: altai@arex.com Internet: http://www.altairesources.com
BANKERS:	Canadian Imperial Bank of Commerce Toronto, Ontario, Canada
TRANSFER AGENT:	Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, Ontario, Canada M5J 2Y1
AUDITORS:	Bolton & Bolton Unionville, Ontario, Canada
LEGAL COUNSEL:	Fasken Martineau DuMoulin LLP Toronto, Ontario, Canada
STOCK EXCHANGE LISTING:	TSX Venture Exchange Symbol: ATI
U.S.A.:	SEC RULE 12g3-2(b) EXEMPTION NO.: 82-2950

ALTAI RESOURCES INC.
1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com


SEC MAIL
PROCESSING
RECEIVED
MAY 0 2 2005
SECTION
202

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") will be held on Thursday, the 16th day of June, 2005 at Prime Minister's Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for its financial year ended December 31, 2004 together with the report of the auditors thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix the remuneration of the auditors;

4. To transact such further or other business as may properly come before the meeting or any adjournments thereof.

The management information circular and the form of proxy accompany this notice.

BY ORDER OF THE BOARD OF DIRECTORS

Niyazi Kacira
President and CEO

April 18, 2005


RECEIVED
2005 MAY 10 A

NOTES:

1. Shareholders who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting. The proxy must be received at the Corporation's office not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

2. Only shareholders of record at the close of business on the record date, April 22, 2005, will be entitled to vote at the meeting except to the extent that a person has transferred any common shares after that date and the transferee of such shares establishes proper ownership and demands not later than ten days before the meeting that his name be included in the list of shareholders in which case the transferee is entitled to vote his shares at the meeting.

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada M4A 1W9
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: altai@arex.com Website: http://www.altairesources.com

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise noted herein, all information set forth in this Management Information Circular is as at April 12, 2005.

MANAGEMENT SOLICITATION

This Information Circular accompanies the Notice of Annual General Meeting of the Shareholders of **ALTAI RESOURCES INC.** (the "Corporation") to be held on Thursday, the 16th day of June, 2005, at Prime Minister's Room, Albany Club, 91 King Street East, Toronto, Ontario, Canada at the hour of 4:30 o'clock in the afternoon (Toronto time), and is furnished in connection with the SOLICITATION BY THE MANAGEMENT OF THE CORPORATION of proxies for use at the meeting. The solicitation will be primarily by mail but proxies may also be solicited by employees or representatives of the Corporation by advertisement, by telephone, by telecopier or other telecommunications, including electronic display such as the Internet. The cost of such solicitation will be borne by the Corporation.

A PROXY IN THE FORM ENCLOSED WITH THE NOTICE OF MEETING CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The completed proxy must be deposited at the registered office of the Corporation not less than one business day preceding the day of the meeting or any adjournments thereof at which such proxy is to be used.

The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholders, and if a shareholder specifies a choice with respect of any matter to be acted upon the common shares shall be voted accordingly.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors or representatives of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend, act and vote for him and on his behalf at the meeting or any adjournments thereof, other than the persons designated in the enclosed form of proxy, by striking out the printed names and filling in the name of such person in the blank space provided in the form of proxy, or by completing another proper form of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's common shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

REVOCATION OF PROXIES

Proxies given by shareholders for use at the meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournments thereof, at which the proxy is to be used, or with the chairman of such meeting, or any adjournments thereof, and upon any such deposit the proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All common shares represented by properly executed proxies received by the Corporation in a timely manner will be voted or withheld from voting at the meeting in accordance with the instructions of the shareholders appointing them. If a choice is specified in respect of any matter to be acted upon, the common shares will be voted accordingly.

On any ballot that may be called for, the shares represented by proxies in favour of management will be voted or withheld from voting in each case in accordance with the specifications made by the shareholders in the manner referred to above.

IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE FOR OR WITHHOLD FROM VOTING IN RESPECT OF A MATTER IDENTIFIED IN THE FORM OF PROXY, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF EACH SUCH MATTER.

The form of proxy forwarded to shareholders with the notice of meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the notice of meeting or other matters which may properly come before the meeting.

VOTING SHARES

The authorized capital of the Corporation consists of an unlimited number of common shares, of which as at April 12, 2005, there were 24,933,554 common shares of the Corporation issued and outstanding.

Shareholders registered on the books of the Corporation at the close of business on the record date, April 22, 2005, are entitled to vote at the meeting, except to the extent that a shareholder transfers any of his shares after such record date, and the transferee (upon producing properly endorsed certificates evidencing ownership of such shares, or otherwise establishing that he owns such shares) demands, not later than ten days prior to the date of the meeting, that his name be included in the list of shareholders, then the transferee shall be entitled to vote his shares at the meeting.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with the requirement of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Circular and the proxy form (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to the registered office of the Corporation.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to the registered office of the Corporation at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

PRINCIPAL HOLDERS THEREOF

To the best knowledge of the directors and officers of the Corporation, there is one person beneficially owning, directly or indirectly, or exercising control or direction, of more than 10% of the issued and outstanding common shares of the Corporation. As at April 12, 2005, Niyazi Kacira, President and CEO of the Corporation, beneficially/directly owns 4,643,902 common shares, representing approximately 18.6% of the issued and outstanding shares of the Corporation.

ELECTION OF DIRECTORS

All the directors are elected annually. The Articles of the Corporation provide that the number of directors of the Corporation shall consist of a minimum of three and a maximum of eleven directors.

Unless the shareholder directs that his shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed form of proxy intend to vote for the election of the four nominees whose names are set forth below.

Management does not contemplate that any of the nominees will be unable to serve as a director; should that occur for any reason prior to the meeting, the persons named in the proxy will vote for another nominee in their discretion. Each director elected will hold office until the next Annual Meeting or until his office is earlier vacated in accordance with the By-Laws of the Corporation.

The following table states the names of all the persons proposed to be nominated for election as directors, their province of residence, all other positions and offices with the Corporation now held by them, their principal occupations and employment, the date upon which each became a director of the Corporation and the approximate number of shares of the Corporation beneficially owned, directly or indirectly or controlled by each of them as of April 12, 2005.

Name, Municipality and Province of Residence and Position	Principal Occupation or employment	Director Since	Altai Shares
NIYAZI KACIRA, Ph.D., P.Eng., MBA, FGAC * Toronto, Ontario President & CEO, Secretary and Director	President & CEO and Secretary of Altai Resources Inc.	2/05/1987	4,643,902
K. SETHU RAMAN, Ph.D., FGAC * Toronto, Ontario Director	President of Holmer Gold Mines Inc.	9/04/2001	2,000
REJEAN PAUL, P.Eng., Geoph. * Montreal, Quebec Director	Owner and President of Geophysics GPR International Inc.("GPR"), Montreal, Quebec (1); President of Petro St-Pierre Inc. ("PSP"), Montreal, Quebec – July 2001 to present. (2)	6/18/2004	1,000,000 (1)
WILLIAM DENNING, MA * Toronto, Ontario Director	Senior Economist, Ministry of Finance, Government of Ontario	6/18/2004	0

* MEMBER OF THE AUDIT COMMITTEE

Note(1) GPR has been, from time to time, a technical service contractor to the Corporation in its Lac St. Pierre gas property, Quebec (from 1989 to date) and of the Sorel gas property, Quebec (from summer 2003 to date) (also refer to Note (2) below). GPR owns 1,000,000 common shares of Altai Resources Inc. representing approximately 4.0% of the issued and outstanding shares of the Corporation as at April 12,2005.

Note(2) PSP, a private company, is the joint venture partner of the Corporation in the Lac St. Pierre gas property since 1989 and in the Sorel gas property since 2003. Mr. Paul owns approximately 20% of the shares of PSP.

The information concerning the principal occupation/employment and the number of shares owned has been furnished by the respective nominees who are all Canadian citizens.

Of the above four nominees, three are currently outside (non-management) directors of the Corporation. Each of the persons named in the above table was elected a director of the Corporation by vote of shareholders at the annual and special meeting held on June 18, 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The policies of the TSX Venture Exchange, on which the Corporation's shares are listed, require disclosure on an annual basis of the approach to corporate governance by companies listed on such exchange. The TSX Venture Exchange policies require disclosure of the Corporation's system of corporate governance with reference to certain guidelines of the TSX Venture Exchange policies.

GENERAL

The responsibility to oversee the conduct of the business and to guide management of the Corporation resides with the board of directors of the Corporation (the "Board"). The Board has not, in the past, instituted a formal approach to its corporate governance practices, due to its size and stage of development. As prescribed by the *Business Corporations Act* (Ontario), the mandate, duties and objectives of the Board are to manage or supervise the management of the business and affairs of the Corporation. In practice, Board approval is sought in respect to material decisions involving the business and affairs of the Corporation which are not routine and therefore not dealt with by management of the Corporation.

THE DIRECTORS

The proposed board of directors consists of four directors, including one officer of the Corporation, and three outside (non-management) directors. All outside directors can be considered "unrelated directors", which are generally defined as directors who are independent of management of the Corporation.

During the most recently completed fiscal year, the Board held ten meetings. All members of the board who are nominated for re-election, except Rejean Paul (who has attended 50 percent of the meetings), have attended at least 75 percent of the meetings of the board during their capacity as directors of the Corporation.

AUDIT COMMITTEE

Multilateral Instrument 52-110 of the Canadian Securities Administrators (the "Instrument") relating to the composition and function of audit committees was implemented for Ontario reporting companies effective March 30, 2004. The Instrument requires all affected issuers, including the Corporation, to have a written audit committee charter (the "Charter") which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the shareholders of the Corporation for the purpose of electing directors to the Board of the Corporation.

The Audit Committee Charter

The Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the audit committee (the "Committee") in the oversight of the financial reporting process of the Corporation. Nothing in the Charter is intended to restrict the ability of the Board or the Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time. The full text of the Charter is found at Schedule "A".

Composition of the Audit Committee

The current members of the Committee are Niyazi Kacira, K. Sethu Raman, Rejean Paul and William Denning. Except Niyazi Kacira, all other members are considered independent. All are financially literate. "Independent" and "financially literate" have the meaning used in the Instrument.

Audit Committee Oversight

At no time during the most recently completed fiscal year was a recommendation of the Committee to nominate or compensate the external auditors (currently, Bolton and Bolton) not adopted by the Board.

Reliance on Certain Exemptions

Since the effective date of the Instrument, the Corporation has not relied on the exemptions in sections 2.4 or 8 of the Instrument. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of the Instrument, in whole or in part.

Pre-Approval and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of the Instrument, the engagement of non-audit services is considered by the Board, and where applicable by the Committee, on a case by case basis.

External Auditors Service Fees (By Category)

The aggregate fees charged to the Corporation by the external auditors in each of the last two fiscal years is as follows:

	Financial Year End 2003	Financial Year End 2004
	$	$
Audit fees for the year ended	7,070	4,800
Audit related fees	–	–
Tax fees	330	200 [1]
All other fees (non-tax)	–	–
Total fees:	7,400	5,000

[1] estimate

Exemption

In respect of the most recently completed fiscal year, the Corporation is relying upon the exemption set out in section 6.1 of the Instrument with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of the Instrument.

RESPONSE TO SHAREHOLDERS COMMENTS AND CONCERNS

Management is available to shareholders to receive feedback and respond to questions or concerns on a prompt basis. It is available for any shareholder to contact the Corporation by telephone, fax, mail or email at its head office. The Board believes that the Corporation's approach to communicating with shareholders and other interest parties is both responsive and effective.

The Board believes that it carries out governance of the Corporation's affairs effectively, and will continue to review the Corporation's governance practices in view of the TSX Venture Exchange policies and make changes as are deemed appropriate.

EXECUTIVE COMPENSATION

The Corporation has one executive officer. The Corporation paid a total of $4,000 cash compensation to the executive officer during the financial year ended December 31, 2004.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Niyazi Kacira	2004	–	–	4,000	–	–	–	–
President & CEO	2003	–	–	24,000	–	–	–	–
and Secretary	2002	–	–	36,000	506,500 (1)	–	–	–

(1) Each option entitles the holder to acquire the indicated number of Altai common shares in accordance with the 2002 Stock Option Plan.

OPTION GRANTS TO OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

No option has been granted to officers of the Corporation during the financial year ended December 31, 2004

AGGREGATE OPTIONS EXERCISED BY OFFICERS IN THE FINANCIAL YEAR ENDED DECEMBER 31, 2004 AND OPTION VALUE

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) (1)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Niyazi Kacira	240,000	Nil	281,500	Nil	Nil	Nil

(1) At December 31,2004 and as director of the Corporation, Niyazi Kacira has 281,500 (at $0.10/share expiring August 18, 2007) unexercised exercisable shares option.

(2) The difference between the closing price of Altai common shares on the TSX Venture Exchange on December 31, 2004 ($0.06) and the exercise price of any in-the-money unexercised options to acquire Altai common shares.

COMPENSATION OF DIRECTORS

The directors of the Corporation received no cash compensation in their capacity as directors during the financial year ended December 31, 2004.

OPTION GRANTS TO DIRECTORS WHO ARE NOT EXECUTIVE OFFICERS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

Name of Director	Securities under Options Granted (#)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date of Options
Didier Pomerleau	40,000	0.14	0.105	June 17, 2009
Rejean Paul	100,000	0.14	0.105	June 17, 2009
William Denning	100,000	0.14	0.105	June 17, 2009

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at December 31, 2004 there was no indebtedness to the Corporation by any director and officer.

APPOINTMENT OF AUDITORS

Unless such authority is withheld the persons named in the enclosed form of proxy intend to vote for the appointment of Bolton &

Bolton, Chartered Accountants, 25 Oakcrest Avenue, Unionville, Ontario, as auditors of the Corporation and for the authorization of the directors to fix the remuneration of the auditors. Bolton & Bolton were first appointed auditors of the Corporation on December 31, 1991.

OTHER BUSINESS

The Management of the Corporation knows of no matters to come before the meeting other than the matters referred to in the Notice of Meeting.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and sending of this Management Information Circular and the Form of Proxy have been approved by the Board of Directors of the Corporation.



Niyazi Kacira
President & CEO

April 18, 2004

SCHEDULE "A"
AUDIT COMMITTEE CHARTER

A. NAME

There shall be a committee of the board of directors (the "Board") of Altai Resources Inc. (the "Corporation") known as the Audit Committee (the "Committee").

B. PURPOSE OF AUDIT COMMITTEE

The Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

1. the Corporation's external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;
2. the Corporation's accounting and financial reporting requirements;
3. the Corporation's reporting of financial information to the public;
4. the Corporation's compliance with law and regulatory requirements;
5. the Corporation's risks and risk management policies;
6. the Corporation's system of internal controls and management information systems; and
7. such other functions as are delegated to it by the Board.

Specifically, with respect to the Corporation's external audit function, the Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Corporation's financial statements; the independent auditors' qualifications; and the performance of the Corporation's independent auditors.

C. MEMBERSHIP

The Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Corporation. The Board may fill a vacancy which occurs in the Committee at any time. Members of the Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

1. **Financially Literate**: Each member shall be financially literate or must become financially literate within a reasonable period of time after his appointment to the Committee. For these purposes, an individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

D. CHAIR AND SECRETARY

The Chair of the Committee shall be designated by the Board. If the Chair is not present at a meeting of the Committee, the members of the Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Corporation shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present. A member of the Committee may be designated as the liaison member to report on the deliberations of the Audit Committees of affiliated companies (if applicable).

E. MEETINGS

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings as circumstances require provided that the Committee will meet at least once in every fiscal quarter.

F. AUTHORITY

The Committee shall have the authority to:

1. engage independent counsel and other advisors as it determines necessary to carry out its duties,
2. set and pay the compensation for any advisors employed by the Committee,
3. communicate directly with the internal and external auditors; and
4. recommend the amendment or approval of audited and interim financial statements to the Board.

G. RESPONSIBILITIES

1. The Committee shall be responsible for making the following recommendations to the Board:

a) the external auditors to be nominated for the purpose of preparing or issuing auditors' report or performing other audit, review or attest services for the Corporation; and
b) the compensation of the external auditors.

2. The Committee shall be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing auditors' report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting. This responsibility shall include:

a) reviewing the audit plan with management and the external auditors;
b) reviewing with management and the external auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;
c) reviewing with management and the external auditors regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
d) reviewing audited annual financial statements, in conjunction with the report of the external auditors, and obtain an explanation from management of all significant variances between comparative reporting periods;
e) reviewing interim unaudited financial statements before release to the public;
f) reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual information form and management's discussion and analysis;
g) reviewing the evaluation of internal controls by the external auditors, together with management's response;
h) reviewing the terms of reference of the internal auditor, if any;
i) reviewing the reports issued by the internal auditor, if any, and management's response and subsequent follow up to any identified weaknesses; and
j) reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.

3. The Committee shall ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, and shall periodically assess the adequacy of those procedures.

4. When there is to be a change of auditors, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditors called for under National Policy 31, and the planned steps for an orderly transition.

5. The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditors.

6. The Committee shall, as applicable, establish procedures for:

a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and
b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

7. As applicable, the Committee shall establish, periodically review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

8. The responsibilities outlined in this Charter are not intended to be exhaustive. The Committee should consider any additional areas which may require oversight when discharging their responsibilities.

9. The Committee shall review and reassess the adequacy of the Committee's Charter on an annual basis.

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2004 **Dated April 12, 2005**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2004 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Altai's three properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property, the 53.496% owned (as at December 31, 2004) Lac St. Pierre natural gas property and the 53.496% owned (as at December 31, 2004) Sorel natural gas property, were maintained in good standing in 2004.

In November 2004 , Altai Philippines Mining Corporation ("Altai Philippines" of which Altai owns 40% equity interest) has done some exploration work on the properties. Altai Philippines has signed an option agreement with a group of two Australian and a Philippine company headed by Sunshine Mining Pty. Ltd. (the "Optionee") for the sale of Altai Philippines' Sibuyan lateritic nickel–cobalt property, Romblon province, Philippines. The option exercise price of C$1.3 million is payable within six months of the Philippine Government signing a Mineral Profit Sharing Agreement ("MPSA") with Altai Philippines on the property. The MPSA application involves public hearings with the local governments and organisations which are to be held in the near future. The Optionee will make a non-refundable advance of US$70,000 to Altai Philippines towards the costs of the hearings. If and when the sale occurs, approximately C$720,000 of the sale proceeds will accrue to the Company as partial repayment of Altai Philippines' debt to the Company.

The proposed transaction with Bolcar Energy Inc. re the sale of the Lac St. Pierre and Sorel gas permits by the Company and Petro St-Pierre Inc. announced in 2004 did not close. The agreement is null and void effective February 11, 2005.

OUTLOOK FOR 2005 AND BEYOND

The Company has currently adequate cash and marketable securities to fund its administrative expenses and to pay its contractual obligations to the end of 2006. Any future expenditures on the exploration projects will require new financing or closing of the asset sale agreement on the Sibuyan lateritic nickel–cobalt property or Crew Gold Corporation exercising its option to purchase Altai Philippines' net profit interest in the Negros Island sulfur property.

Over the next twelve months, the Company's efforts will be focused on the following:

1. Sale and/or option of the Lac St. Pierre and Sorel gas projects;
2. Sale of Ticao limestone-shale property in the Philippines; and
3. Acquisition of a new property – base metals, gold or uranium

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

In 2004, the Company incurred a net loss of $218,451 including its share ($25,661) of the net earnings of equity investment in Altai Philippines. The loss is mainly on corporate and administrative expenses which include a $175,500 consulting charge payable to an ex-officer (ceased as an officer effective September 1, 2004) in equal instalments over five years starting in 2005. It also includes a $14,400 stock-based compensation cost (using the fair value based accounting method) on 240,000 option shares granted to directors in 2004.

During the year, the major sources of funding for its exploration work in the Lac St. Pierre and Sorel natural gas properties and other properties and for administrative expenses came from the receipt in January 2004 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines, exercise of stock options and cash credit received.

The marketable securities held by Altai, the main current asset of the Company and comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2004 compared to 2003 year end.

SELECTED ANNUAL INFORMATION

	December 31, 2004 $	December 31, 2003 $	December 31, 2002 $
Total revenue	4,647	62, 736	245,629
Net loss	(218,451)	(80,574)	(116,574)
Loss per share (Basic and Diluted*)	0.009	0.003	0.005

Total assets	3,692,218	3,688,045	3,671,322
Long term debt	140,400	Nil	Nil
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	24,065,275	23,703,444	22,926,650
Diluted (including share options)	25,297,455	25,156,773	24,949,622

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2004	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	1,217	1,199	1,181	1,050
Net loss	(147,923)	(15,513)	(43,076)	(11,939)
Net loss per share (Basic and Diluted*)	(0.006)	(0.001)	(0.002)	(0.000)
Weighted average number of shares				
Basic	24,065,275	24,065,275	24,065,275	24,014,865
Diluted (including share options)	25,297,455	25,397,455	25,597,455	25,647,865

	Three Months Ended			
2003	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	6,439	1,084	1,189	54,024
Net loss	(53,925)	(290)	(2,694)	(23,665)
Net loss per share (Basic and Diluted*)	(0.002)	(0.000)	(0.000)	(0.001)
Weighted average number of shares				
Basic	23,703,444	23,703,444	23,650,184	23,610,732
Diluted (including share options)	25,156,773	26,391,773	26,761,513	26,389,622

* Due to the loss in 2002, 2003 and 2004, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding stock options would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

There is a three year office rental lease expiring August 31, 2007. The estimated total obligations for 2005 is $6,000.

RELATED PARTY TRANSACTIONS

1. In November 2004, an officer of the Company made to the Company a non-interest bearing loan of $35,000 repayable on demand by the officer. The loan has been repaid in March 2005.
2. Consulting services were provided by the two officers of the Company (one ceased as an officer effective September 1, 2004). Fees for such services amounted to $184,005 in 2004 compared to $39,000 in 2003.
3. Effective August 1, 2004 remuneration to the president of the Company has been fixed at $1 per month until further change.
4. In October 2004, an agreement was signed with an ex-officer of the Company (who ceased to be an officer of the Company effective September 1, 2004) for $175,500 consulting charge payable to her in equal instalments over 5 years starting in 2005, such being the reduced accumulative total of the difference between the monthly consulting fee and the voluntarily reduced consulting fees from 1998 to July 31, 2004 and the gratuity due to her on the termination of her consulting agreement at the end of July 2004. The full amount of $175,500 has been charged to administrative expenses in 2004.
5. The Company is contingently liable to an officer of the Company for consulting fees of approximately $450,000. This liability resulted from voluntary reductions from consulting fees payable in accordance with the terms of the consulting agreement and will become due and payable upon demand by the officer.

OUTSTANDING SHARES

As of April 12, 2005, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	24,933,554	24,802,047
Share options	793,000	793,000
Common shares fully diluted	25,726,554	25,595,047

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501,Toronto, Ontario, Canada M4A 1W9 Tel: (416) 383-1328
Fax: (416) 383-1686 Email: altai@arex.com Website: http://www.altairesources.com

FINANCIAL STATEMENTS REQUEST – 2005

To Registered and Beneficial Shareholders

Rather than receiving annual and interim financial statements and the related Management's Discussion and Analysis (MD&A) by mail, shareholders may choose to access these reports at www.altairesources.com. Under securities regulations, holders may elect annually to receive annual and interim financial statements and the related MD&A by mail by completing and returning this form to the address noted below.

If you do not mark the box(es) below and do not return this form completed to the address noted below, then it will be assumed you DO NOT want to receive the financial statements. *If you wish to receive electronic notification of the availability and/or release of financial statements material information, please read and sign the consent below and provide your email address below.

SHAREHOLDER NAME: ______________________________ (Please print)

ADDRESS: ______________________________

____

PROVINCE/STATE : ______________ POSTAL/ZIP CODE : ______________ COUNTRY : ______________

TELEPHONE : ______________________ FAX : ______________________

EMAIL*: ______________________________

DATE : ______________________ SIGNATURE : ______________________

1) Mark this box if you would like to receive Interim Financial Statements and the related MD&A by mail. ☐

2) Mark this box if you would like to receive Annual Financial Statements and the related MD&A by mail. ☐

3) Mark the appropriate box(es) if you wish to receive electronic notification of the availability and/or release of financial statements material information after reading and signing the following consent and providing your email address above.

   Interim Financial Statements and related MD&A ☐ Annual Financial Statements and related MD&A ☐

Please return to:

ALTAI RESOURCES INC.

1880 O'Connor Drive, Suite 501, Toronto, Ontario, Canada, M4A 1W9

CONSENT FORM

1. I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive, by email, notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2. I acknowledge documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any financial statements document delivered electronically if I contact the deliverer by telephone (416-383-1328), by fax (416-383-1686), by email (altai@arex.com) or regular mail (Altai Resources Inc., 1880 O'Connor Drive, Suite 501, Toronto, Ontario, M4A 1W9).

4. For Altai Resources Inc., the financial statements documents will be maintained for a minimum of 6 months from the date of posting to the web site.

5. I understand that I will be provided with a paper copy of the financial statements document intended to be delivered electronically, if electronic delivery fails.

6. I understand that my consent may be revoked or changed, including any change in electronic mail address to which financial statements documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone (416-383-1328), by fax (416-383-1686), by email (altai@arex.com) or regular mail (Altai Resources Inc., 1880 O'Connor Drive, Suite 501, Toronto, Ontario, M4A 1W9).

7. I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

____

SIGNATURE OF SHAREHOLDER

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH, D.C.
202
SECTION

ALTAI RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2004

	2004 $	2003 $
ASSETS		
Current		
Cash	51,173	26,913
Marketable securities (Note 3)	32,018	32,018
Accounts receivable	379	1,617
	83,570	60,548
Note receivable (Note 4)	546,903	546,903
Investment in subsidiaries (Note 5)	615,740	629,138
Interests in mining properties (Note 6)	1,011,499	1,007,210
Natural gas interests (Note 7)	1,434,505	1,444,245
Investment in technology project (Note 8)	1	1
Total Assets	3,692,218	3,688,045
LIABILITIES		
Current		
Accounts payable	12,698	38,974
Loan from officer (Note 11)	35,000	–
Current portion of consulting charge payable (Note 11)	35,100	–
	82,798	38,974
Consulting charge payable (Note 11)	140,400	–
	223,198	38,974
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	9,279,232	9,243,232
Contributed surplus (Note 9)	69,950	–
Deficit	(5,880,162)	(5,594,161)
	3,469,020	3,649,071
Total liabilities and shareholders' equity	3,692,218	3,688,045

The accompanying notes are an integral part of the financial statements.

Approved on behalf of the board:

"Niyazi Kacira"
President and CEO, Director

"K. Sethu Raman"
Director

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, DEFICIT AND CONTRIBUTED SURPLUS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004 $	2003 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	4,647	9,541
Interest earned on note receivable (Note 4)	–	53,195
	4,647	62,736
Expenses		
Administrative expenses	233,253	74,905
Provision for doubtful accounts	–	53,195
Stock-based compensation cost	14,400	–
Abandonment and write off	710	–
Prospecting and general	396	384
Amortization	–	108
	248,759	128,592
Net Income before share of net earnings (loss) of equity investment	(244,112)	(65,856)
Share of net earnings (loss) of equity investment	25,661	(14,718)
Net loss	(218,451)	(80,574)
Net loss per share – basic and fully diluted (Note 10)	(0.009)	(0.003)
CONSOLIDATED DEFICIT		
Balance, beginning of year	(5,594,161)	(5,513,587)
Restatement of stock-based compensation cost (Note 9)	(67,550)	–
Restated balance, beginning of year	(5,661,711)	(5,513,587)
Net loss	(218,451)	(80,574)
Balance, end of year	(5,880,162)	(5,594,161)
CONSOLIDATED CONTRIBUTED SURPLUS		
Balance, beginning of year	–	–
Restatement of stock-based compensation cost (Note 9)	67,550	–
Restated balance, beginning of year	67,550	–
Stock-based compensation cost (Note 9)	14,400	–
Stock-based compensation value of options exercised (Note 9)	(12,000)	–
Balance, end of year	69,950	–

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004 $	2003 $
Operating activities		
Net loss	(218,451)	(80,574)
Items not affecting cash		
Share of net earnings (loss) of equity investment	(25,661)	14,718
Stock-based compensation cost	14,400	–
Abandonment and write off	710	–
Amortization	–	108
Gain on sale of marketable securities	–	(5,405)
Decrease in accounts receivable	1,238	211
Increase in loan from officer	35,000	–
Decrease (increase) in accounts payable	(26,276)	1,297
Increase in consulting charge payable	175,500	–
Cash used in operating activities	(43,540)	(69,645)
Investing activities		
Deferred exploration expenditures	(4,999)	(38)
Proceeds on sale of marketable securities	–	10,405
Natural gas interests	9,740	(74,141)
Investment in subsidiaries	39,059	(349)
Cash provided by (used in) investing activities	43,800	(64,123)
Financing activities		
Issue of shares	24,000	96,000
Cash provided by financing activities	24,000	96,000
Change in cash	24,260	(37,768)
Cash, beginning of year	26,913	64,681
Cash, end of year	51,173	26,913

The accompanying notes are an integral part of the financial statements.

ALTAI RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. Nature of operations

The Company has interests in mining properties which it is in the process of exploring and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of expenditures on resource properties, including deferred exploration expenditures, is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and the development of the resource properties, and upon future profitable production or proceeds from the disposition thereof.

2. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries in Canada, Peru and the United States.

(b) Marketable securities

Marketable securities are carried at the lower of cost and market value.

(c) Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions and corporations.

(d) Interests in mining properties

Interests in mining properties and claims are stated at cost. Exploration expenditures relating to mining properties in which an interest is retained are deferred and are carried as an asset until the result of the projects are known. If a project is successful, the acquisition cost and related deferred exploration expenditures would be amortized by charges against income from future mining operations. If a project is unsuccessful or if exploration has ceased because continuation is not economically feasible, the cost of the property and the related exploration expenditures are written off.

Exploration expenditures, which are general in nature and cannot be associated with a specific group of mining claims, and general administrative expenses are written off in the year in which they are incurred.

(e) Natural gas interests

Natural gas interests are stated at cost and include expenditures for carrying and retaining undeveloped properties.

(f) Impairment of long-lived assets

The Company has adopted the CICA Handbook Section 3063, "Impairment of Long-Lived Assets". This section requires the Company to assess the impairment of long-lived assets, which consist primarily of resource properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

For the Company, the adoption of CICA Handbook Section 3063 had no impact on results of operations previously presented

(g) Asset retirement obligations

Effective January 1, 2004 the Company adopted the new recommendations for accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs as required by CICA Handbook Section 3110 "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 requires that the fair value of a liability or an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from prior practice which involved accruing for the estimated retirement obligation through annual changes to earnings over the estimated life of the property. The effect of the adoption of this accounting policy on the opening deficit is Nil. At the present time, the Company has concluded that there are no asset retirement obligations associated with any of the properties.

(h) Financial instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with available information for a reasonable assessment of future cash flows, interest rate risk and credit risk.

(i) Foreign currency translation

Balances denominated in foreign currencies are translated into Canadian dollars as follows:

i) monetary assets and liabilities at year end rates;
ii) all other assets and liabilities at historical rates; and
iii) revenue and expense transactions at the average rate of exchange prevailing during the year.

Exchange gains or losses arising on these transactions are reflected in income in the year incurred.

(j) Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

(k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(l) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to be recovered or settled. Tax benefits have not been recorded due to uncertainty regarding their utilization.

(m) Stock-based compensation cost

In 2004, the Company adopted, retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now require that the fair value based method be applied to awards granted to employees. Under the recommendations, the Company recognises the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

In 2004, the Company restated stock-based compensation cost of $67,550 related to 1,233,000 vested stock-options granted to directors, officers and service provider from 2001 to 2003 with fair values ranging from $0.04 to $0.09 estimated by using the Black Scholes option pricing model and the following assumptions: expected life of 3 and 5 years, risk-free interest rates of 6.05%, 4.19% and 4.69%, volatility ranging from 66.67% to 1050%, and a dividend yield of 0%. The restatement of $67,550 stock-based compensation cost was charged to opening balances of deficit and contributed surplus without restating prior periods.

3. Marketable securities

The marketable securities on hand at December 31, 2004 had a market value of $161,028 (2003–$139,785).

4. Note receivable and interest earned on note receivable

The note receivable represents a promissory note due from Altai Philippines Mining Corporation ("Altai Philippines"). This note bears interest at the rate of 18% per annum compounded annually. The note plus total interest is capped at three times of the note principal, and that was reached in 2003. Although this note has no fixed terms of repayment, Altai Philippines is required under the terms of its shareholders' agreement to use at least 60% of its operating income to first pay any and all loans and accrued interest due to the Company. The monies advanced under this promissory note were for the purposes of exploration and acquisition of properties by Altai Philippines.

5. Investment in subsidiaries

The Company has a 40% equity interest in Altai Philippines Mining Corporation ("Altai Philippines") and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew" and formerly Crew Development Corporation), through its wholly owned subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at December 31, 2004 and to date, Crew has not yet put the property into production.

In November 2004, Altai Philippines entered into an option agreement with a consortium headed by Sunshine Gold Pty Ltd ("Sunshine") of Australia on Altai Philippines' nickel laterite property on Sibuyan Island ("Sibuyan property"). Under the option agreement, Sunshine, after satisfactory due diligence on the property, would have ninty days from the date of Altai Philippines obtaining approval of the Mineral Production Sharing Agreement (MPSA) application for the property to exercise the option to purchase the Sibuyan property. Sunshine was to fund the expenses for the MPSA application. As at December 31, 2004, Sunshine has not yet completed its due diligence on the property.

The Company records its investment in Altai Philippines Mining Corporation on the equity basis. Under this method, the Company reflects in its earnings its proportionate share of the earnings (losses) of the subsidiary. The investment in the subsidiary is recorded at cost minus undistributed earnings (losses) since inception.

	2004	2003
	$	$
40% equity shares and investment expenses	924,053	963,112
Share of net earnings (losses) to date	(308,314)	(333,975)
	615,739	629,137

The investment in the Company's wholly owned subsidiary, Compania Minera Carrera S.A., has been written down to a nominal value. The Company has abandoned all activities in Chile and currently retains no interest in any properties in the country.

6. Interests in mining properties

	Balance, Beginning of Year	Expenditure	Write-off	Balance, End of Year
	$	$	$	$
Malartic Township, Quebec				
Property	283,711	–	–	283,711
Expenditure	723,461	4,327	–	727,788
Other Property				
Property	–	–	–	–
Expenditure	38	672	710	–
Total Mining Properties				
Property	283,711	–	–	283,711
Expenditure	723,499	4,999	710	727,788
	1,007,210	4,999	710	1,011,499

Mining properties description:

Malartic Township gold property, Quebec
50% working interest in three mining claims totalling 120 hectares (300 acres).

7. Natural gas interests

	Balance, Beginning of Year	Expenditure	Grant and Option	Balance, End of Year
	$	$	$	$
Lac St. Pierre property, Quebec	1,441,604	12,377	36,350 [(1)]	1,417,631
Sorel property, Quebec	2,641	14,233	–	16,874
Total natural gas properties	1,444,245	26,610	36,350	1,434,505

[(1)] The amount includes a grant from the Quebec Government of $24,609.

a) **Natural gas properties description:**

Lac St. Pierre natural gas property, Quebec

At the beginning of 2004 the Company owned a 53.369% working interest in five oil and gas permits covering 73,700 hectares (182,100 acres) in the Sorel area of Quebec.

As at December 31, 2004 this working interest was 53.496%. The project partner, Petro St-Pierre Inc. ("PSP"), had 46.504% working interest at December 31, 2004. Mengold Resources Inc. ("Mengold" and formerly known as Menora Resources Inc.) holds a 10% net profit interest participation in the Company's future share of net profits after payback from the project. Mengold's participation is limited to the recovery of its investment carrying value of $259,010.

Sorel natural gas property, Quebec
At the beginning of 2004 the Company owned a 53.369% working interest in two oil and gas permits covering 49,455 hectares (122,200 acres) in the Sorel area of Quebec. As at December 31, 2004, this working interest was 53.496%, while the project partner, Petro St-Pierre Inc. ("PSP") had 46.504% working interest.

b) In April 2004 the Company and PSP signed an agreement (the "Agreement") with Bolcar Énergie Inc. ("Bolcar"), a Montreal based capital pool company listed on the TSX Venture Exchange ("TSX Venture"), to sell the Lac St. Pierre property to Bolcar for approximately $7.9 million in Bolcar common shares. An Addendum to the Agreement was signed on August 11, 2004 (the "Addendum") (the Agreement and the Addendum collectively referred as the "Bolcar Agreement") to include in the transaction the sale of the 2 permits of the Sorel property the cash portion ($90,000) of which would be payable to the Company and PSP on the transaction closing date and to revise the deemed Bolcar share price for the transaction from $0.25 per share to $0.30 per share per TSX Venture decision.

The Bolcar Agreement has expired on February 11, 2005 without the proposed transaction being closed (also refer to Note 14).

8. Investment in technology project

The Company, through its wholly-owned subsidiary, Altai Technologies Inc. ("Altai Technologies"), has one high technology project, the Mapcheck Inc. project which has been written down to a nominal value of $1.

The Company has a loan agreement with Altai Technologies that the total amount of all expenses, including any investment payments for the projects of Altai Technologies, which have been and will be paid by the Company on behalf of Altai Technologies in excess of $400,000 will be treated as a non-interest bearing loan and will be repayable to the Company immediately upon the earlier of the completion of any financing of Altai Technologies or the day before Altai Technologies becomes a publicly traded company.

9. Share capital and options

Share Capital

Authorized
An unlimited number of common shares of no par value.

Issued	**No. of shares**	**Amount** $
Issued at December 31, 2003	23,893,554	9,243,232
Issued for cash in 2004		
– exercise of stock options	240,000	24,000
Stock-based compensation value of options exercised in 2004		12,000
Issued at December 31, 2004	24,133,554	9,279,232

At December 31, 2004, there were 219,667 escrowed common shares outstanding.

Options

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At December 31, 2004, there were 500,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2003:

	Options outstanding	
	Number of shares	Weighted average exercise price $
Balance at December 31, 2003	1,783,000	0.100
Granted	240,000	0.140
Exercised	(240,000)	0.100
Cancelled	(440,000)	0.105
Balance at December 31, 2004	1,343,000	0.107

The following table summarizes outstanding share options at December 31, 2004:

Number of share options outstanding			Expiry date	Weighted average exercise price
Exercisable	Unexercisable	Total		$
583,000	–	583,000	August 18, 2007	0.100
60,000	–	60,000	October 31, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
–	450,000[1]	450,000	April 10, 2005	0.100
240,000	–	240,000	June 17, 2009	0.140
893,000	450,000	1,343,000		$ 0.107

[1] An option granted to a technical consultant and the vesting of the option is based on the terms of the technical consulting agreement. The option is non-vested as at December 31, 2004.

b) **Accounting for stock-based compensation cost**

In 2004, the Company adopted, retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now require that the fair value based method be applied to awards granted to employees. Under the recommendations, the Company recognises the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

In 2004, the Company restated stock-based compensation cost of $67,550 related to 1,233,000 vested stock-options granted to directors, officers and service provider from 2001 to 2003 with fair values ranging from $0.04 to $0.09 estimated by using the Black Scholes option pricing model and the following assumptions: expected life of 3 and 5 years, risk-free interest rates of 6.05%, 4.19% and 4.69%, volatility ranging from 66.67% to 1050%, and a dividend yield of 0%. The restatement of $67,550 stock-based compensation cost was charged to opening balances of deficit and contributed surplus without restating prior periods.

The Company recognised stock-based compensation cost of $14,400 related to 240,000 vested option shares granted to directors in 2004 with a fair value of $0.06 estimated by using the Black Scholes option pricing model and the following assumptions: expected life of 5 years, a risk-free interest rate of 4.27%, a volatility of 80% and a dividend yield of 0%.

10. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2004 $	2003 $
Numerator		
Net loss for the year – basic and diluted	(218,451)	(80,574)
Denominator		
Weighted average number of shares – basic	24,065,275	23,703,444
Effect of dilutive shares		
Stock options	–	–
Weighted average number of shares – diluted	24,065,275	23,703,444
Basic and diluted net loss per share	(0.009)	(0.003)

Due to the loss in 2004 and 2003, no diluted net loss per share is provided as the inclusion of outstanding stock options would be anti-dilutive.

11. Related party transactions

a) An officer of the Company made to the Company a non-interest bearing loan of $35,000 repayable on demand by the officer.

b) Consulting services were provided by officers. Fees for such services amounted to $184,005 (2003 – $39,000). These fees have been allocated to administrative expenses ($180,005, being $4,505 paid and $175,500 payable over 5 years per Note 11d)) and resource properties ($4,000).

c) Effective August 1, 2004 remuneration to the President of the Company has been fixed at $1 per month until further change.

d) At the end of July 2004, an officer of the Company (who ceased to be an officer of the Company effective September 1, 2004) demanded from the Company per the terms of the consulting agreement the payment of the accumulative total of the difference between the monthly consulting fee of $4,500 and the various voluntarily reduced consulting fees from 1998 to July 31, 2004 and the gratuity due to her on the termination of the consulting agreement at the end of July 2004. By agreement dated October 23, 2004, the amount had been reduced and fixed at $175,500 payable in equal instalments over five years starting in 2005. The full amount of $175,500 has been charged to administrative expenses in 2004.

e) The Company is contingently liable to an officer of the Company for consulting fees of approximately $450,000. This liability resulted from voluntary reductions from consulting fees payable in accordance with the terms of the consulting agreement and will become due and payable upon demand by the officer.

12. Office rental lease

The Company has a 3 year office gross rental lease from September 2004 to August 2007.

The expected future lease payments by year are:-

	$
2005	6,000
2006	18,000
2007	12,000
	36,000

13. Income taxes

The provision for income taxes is different from the amount that would have been computed by applying statutory federal and provincial rates due to the following:

	2004	2003
Statutory rate	19.49%	19.49%
Loss before income taxes	$ (218,451)	$ (80,574)
Abandonment and write off	710	–
Stock-based compensation cost	14,400	–
Amortization per statements	–	108
Share of income/loss of equity investment	(25,661)	14,718
Non-taxed capital gain	–	(2,802)
Loss for tax purposes	$ (229,002)	$ (68,550)

The Company has income tax losses in the amount of $596,000 (2003 - $579,000) and tax pools in the amount of $1,121,000 (2003 - $1,126,000) available to reduce future taxable income. The potential benefits of these amounts have not been reflected in these financial statements.

Income tax losses by year of expiry:

	$
2005	94,000
2006	27,000
2007	73,000
2008	67,000
2009	37,000
2010	69,000
2011	229,000
	596,000

14. Subsequent Event

The proposed transaction per the Bolcar Agreement signed between the Company and its joint venture partner in the Lac St. Pierre and Sorel natural gas properties, Petro St-Pierre Inc. ("PSP"), and Bolcar Energie Inc. ("Bolcar") for the sale by the Company and PSP to Bolcar of the Lac St. Pierre and Sorel properties referred to in Note 7 did not close at the required closing date per the terms of the Bolcar Agreement. Bolcar did not complete the required minimum additional equity financing per the terms of the Bolcar Agreement. Therefore the Bolcar Agreement has expired on February 11, 2005 per the terms of the Bolcar Agreement without the proposed transaction being closed.

Bolton & Bolton
Chartered Accountants
25 Oak crest Avenue, Unionville, Ontario L3R 2B9

AUDITORS' REPORT

To the Shareholders of Altai Resources Inc.

We have audited the consolidated balance sheets of Altai Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and contributed surplus and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Unionville, Ontario
February 15, 2005

"Bolton & Bolton"
Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the expression of a qualified opinion when the financial statements are affected by significant uncertainties such as those referred to in notes 1 and 2 to the financial statements. The opinion in our report to the shareholders dated February 15, 2005 is not qualified with respect to, and provides no reference to, these uncertainties since such an opinion would not be in accordance with Canadian reporting standards for auditors when the uncertainties are adequately disclosed in the financial statements.

Unionville, Ontario
February 15, 2005

"Bolton & Bolton"
Chartered Accountants


RECEIVED
MAY 0 2 2005
PROCESSING

ALTAI RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE YEAR ENDED DECEMBER 31, 2004 **Dated April 12, 2005**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the year ended December 31, 2004 and should be read in conjunction with them.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Altai's three properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property, the 53.496% owned (as at December 31, 2004) Lac St. Pierre natural gas property and the 53.496% owned (as at December 31, 2004) Sorel natural gas property, were maintained in good standing in 2004.

In November 2004 , Altai Philippines Mining Corporation ("Altai Philippines" of which Altai owns 40% equity interest) has done some exploration work on the properties. Altai Philippines has signed an option agreement with a group of two Australian and a Philippine company headed by Sunshine Mining Pty. Ltd. (the "Optionee") for the sale of Altai Philippines' Sibuyan lateritic nickel–cobalt property, Romblon province, Philippines. The option exercise price of C$1.3 million is payable within six months of the Philippine Government signing a Mineral Profit Sharing Agreement ("MPSA") with Altai Philippines on the property. The MPSA application involves public hearings with the local governments and organisations which are to be held in the near future. The Optionee will make a non-refundable advance of US$70,000 to Altai Philippines towards the costs of the hearings. If and when the sale occurs, approximately C$720,000 of the sale proceeds will accrue to the Company as partial repayment of Altai Philippines' debt to the Company.

The proposed transaction with Bolcar Energy Inc. re the sale of the Lac St. Pierre and Sorel gas permits by the Company and Petro St-Pierre Inc. announced in 2004 did not close. The agreement is null and void effective February 11, 2005.

OUTLOOK FOR 2005 AND BEYOND

The Company has currently adequate cash and marketable securities to fund its administrative expenses and to pay its contractual obligations to the end of 2006. Any future expenditures on the exploration projects will require new financing or closing of the asset sale agreement on the Sibuyan lateritic nickel–cobalt property or Crew Gold Corporation exercising its option to purchase Altai Philippines' net profit interest in the Negros Island sulfur property.

Over the next twelve months, the Company's efforts will be focused on the following:

1. Sale and/or option of the Lac St. Pierre and Sorel gas projects;
2. Sale of Ticao limestone-shale property in the Philippines; and
3. Acquisition of a new property – base metals, gold or uranium

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

In 2004, the Company incurred a net loss of $218,451 including its share ($25,661) of the net earnings of equity investment in Altai Philippines. The loss is mainly on corporate and administrative expenses which include a $175,500 consulting charge payable to an ex-officer (ceased as an officer effective September 1, 2004) in equal instalments over five years starting in 2005. It also includes a $14,400 stock-based compensation cost (using the fair value based accounting method) on 240,000 option shares granted to directors in 2004.

During the year, the major sources of funding for its exploration work in the Lac St. Pierre and Sorel natural gas properties and other properties and for administrative expenses came from the receipt in January 2004 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines, exercise of stock options and cash credit received.

The marketable securities held by Altai, the main current asset of the Company and comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2004 compared to 2003 year end.

SELECTED ANNUAL INFORMATION

	December 31, 2004	December 31, 2003	December 31, 2002
	$	$	$
Total revenue	4,647	62, 736	245,629
Net loss	(218,451)	(80,574)	(116,574)
Loss per share (Basic and Diluted*)	0.009	0.003	0.005

Total assets	3,692,218	3,688,045	3,671,322
Long term debt	140,400	Nil	Nil
Dividend paid	Nil	Nil	Nil
Weighted average number of shares outstanding			
Basic	24,065,275	23,703,444	22,926,650
Diluted (including share options)	25,297,455	25,156,773	24,949,622

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended			
2004	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	1,217	1,199	1,181	1,050
Net loss	(147,923)	(15,513)	(43,076)	(11,939)
Net loss per share (Basic and Diluted*)	(0.006)	(0.001)	(0.002)	(0.000)
Weighted average number of shares				
Basic	24,065,275	24,065,275	24,065,275	24,014,865
Diluted (including share options)	25,297,455	25,397,455	25,597,455	25,647,865

	Three Months Ended			
2003	December 31 $	September 30 $	June 30 $	March 31 $
Revenue	6,439	1,084	1,189	54,024
Net loss	(53,925)	(290)	(2,694)	(23,665)
Net loss per share (Basic and Diluted*)	(0.002)	(0.000)	(0.000)	(0.001)
Weighted average number of shares				
Basic	23,703,444	23,703,444	23,650,184	23,610,732
Diluted (including share options)	25,156,773	26,391,773	26,761,513	26,389,622

* Due to the loss in 2002, 2003 and 2004, the diluted weighted average number of shares used to calculate the diluted net loss per share in the respective periods is the same as the basic weighted average number of shares as the inclusion of outstanding stock options would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

There is a three year office rental lease expiring August 31, 2007. The estimated total obligations for 2005 is $6,000.

RELATED PARTY TRANSACTIONS

1. In November 2004, an officer of the Company made to the Company a non-interest bearing loan of $35,000 repayable on demand by the officer. The loan has been repaid in March 2005.
2. Consulting services were provided by the two officers of the Company (one ceased as an officer effective September 1, 2004). Fees for such services amounted to $184,005 in 2004 compared to $39,000 in 2003.
3. Effective August 1, 2004 remuneration to the president of the Company has been fixed at $1 per month until further change.
4. In October 2004, an agreement was signed with an ex-officer of the Company (who ceased to be an officer of the Company effective September 1, 2004) for $175,500 consulting charge payable to her in equal instalments over 5 years starting in 2005, such being the reduced accumulative total of the difference between the monthly consulting fee and the voluntarily reduced consulting fees from 1998 to July 31, 2004 and the gratuity due to her on the termination of her consulting agreement at the end of July 2004. The full amount of $175,500 has been charged to administrative expenses in 2004.
5. The Company is contingently liable to an officer of the Company for consulting fees of approximately $450,000. This liability resulted from voluntary reductions from consulting fees payable in accordance with the terms of the consulting agreement and will become due and payable upon demand by the officer.

OUTSTANDING SHARES

As of April 12, 2005, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	24,933,554	24,802,047
Share options	793,000	793,000
Common shares fully diluted	25,726,554	25,595,047

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Altai Resources Inc.

Participation Fee for the Financial Year Ending: December 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		24,133,554	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	0.1045833	
Market value of class or series	=	2,523,968	2,523,968 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B)	=		$2,523,968.00
Total fee payable in accordance with Appendix A of the Rule			$ 1,000.00
Reduction for transitional fee owing (see section 2.8 of the Rule)			

TOTAL FEE PAYABLE =

Total fee payable x (Number of entire months remaining in current financial year after the date that the Rule comes into force / 12) = N.A.

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) N.A.


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH, D.C.
202

Form 52-109FT1

Certification of Annual Filings

I, Niyazi Kacira, the President and Chief Executive Officer, Secretary of Altai Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 28, 2005

"Niyazi Kacira"

Signature
President and Chief Executive Officer, Secretary


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
WASH, D.C. 202 SECTION

Form 52-109FT1

Certification of Annual Filings

I, Niyazi Kacira, the Chief Financial Officer of Altai Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 28, 2005

"Niyazi Kacira"

Signature
Chief Financial Officer

ALTAI RESOURCES INC.
CONSOLIDATED BALANCE SHEETS AS AT MARCH 31, 2005
(PREPARED BY MANAGEMENT)


RECEIVED
MAY 0 2 2005

	March 31, 2005 (UNAUDITED) $	December 31, 2004 (AUDITED) $
ASSETS		
Current		
Cash	124,006	51,173
Marketable securities (Note 2)	16,463	32,018
Accounts receivable	6,984	379
	147,453	83,570
Note receivable (Note 3)	546,903	546,903
Investment in subsidiaries (Note 3)	578,899	615,740
Interests in mining properties (Note 4)	1,011,499	1,011,499
Natural gas interests (Note 5)	1,486,936	1,434,505
Investment in technology project	1	1
Total Assets	3,771,691	3,692,218
LIABILITIES		
Current		
Accounts payable	34,691	12,698
Loan from officer (Note 7)	–	35,000
Current portion of consulting charge payable	35,100	35,100
	69,791	82,798
Consulting charge payable	105,300	140,400
	175,091	223,198
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	9,359,232	9,279,232
Contributed surplus	69,950	69,950
Deficit	(5,832,582)	(5,880,162)
	3,596,600	3,469,020
Total liabilities and shareholders' equity	3,771,691	3,692,218

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)

	March 31, 2005 $	March 31, 2004 $
CONSOLIDATED OPERATIONS		
Revenue		
Investment and miscellaneous income	1,309	1,050
Gain on sale of marketable securities	56,416	–
	57,725	1,050
Expenses		
Administrative expenses	9,638	12,131

Prospecting and general	227	77
	9,865	12,208
Net Income before share of net earnings (loss) of equity investment	47,860	(11,158)
Share of net earnings (loss) of equity investment	(280)	(781)
Net earnings (loss)	47,580	(11,939)
Net earnings (loss) per share – basic and fully diluted (Note 8)	0.002	(0.000)

CONSOLIDATED DEFICIT		
Balance, beginning of period	(5,880,162)	(5,594,161)
Net earnings (loss)	47,580	(11,939)
Balance, end of period	(5,832,582)	(5,606,100)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)

	March 31, 2005 $	**March 31, 2004** $
Operating activities		
Net earnings (loss)	47,580	(11,939)
Items not affecting cash		
Share of net earnings (loss) of equity investment	280	781
Gain on sale of marketable securities	(56,416)	–
Decrease (increase) in accounts receivable	(6,607)	581
(Decrease) increase in loan from officer	(35,000)	–
Decrease (increase) in accounts payable	21,996	(3,596)
Increase in consulting charge payable	(35,100)	–
Cash used in operating activities	(63,267)	(14,173)
Investing activities		
Deferred exploration expenditures	–	(369)
Proceeds on sale of marketable securities	71,971	–
Natural gas interests	(52,431)	(12,104)
Investment in subsidiaries	36,560	39,827
Cash provided by (used in) investing activities	56,100	27,354
Financing activities		
Issue of shares	80,000	15,000
Cash provided by financing activities	80,000	15,000
Change in cash	72,833	28,181
Cash, beginning of period	51,173	26,913
Cash, end of period	124,006	55,094

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005

1. **Basis of presentation**

The interim period consolidated financial statements have been prepared by the Company (without being reviewed by auditors) in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements, except where there are changes in accounting polices which have been disclosed in these financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim period consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. Marketable securities

The marketable securities on hand at March 31, 2005 had a market value of $87,375 (December 31, 2004–$161,028).

3. Investment in subsidiaries

Note receivable is from Altai Philippines Mining Corporation ("Altai Philippines").

The Company has a 40% equity interest in Altai Philippines and has a direct 10% Net Smelter Return (NSR) royalty interest in all properties in which Altai Philippines has an interest. Alternatively, the Company may elect to give up its 10% NSR interest in return for building and owning 80% of the ore processing facilities; in such event, the Company will buy the ore from Altai Philippines by paying a royalty equal to 10% of the direct mining costs of the ore delivered to the processing facilities. Altai Philippines will subsequently have 20% ownership of the processing plant.

In the event that properties are joint-ventured, leased or sold to a third party interest(s), 60% of residual proceeds will accrue to the Company until it recovers its expenditures and 40% to Altai Philippines. After recovery of the Company's expenditures, proceeds will be shared equally.

The properties of Altai Philippines are Sibuyan Island lateritic nickel-cobalt property, Lahuy Island gold property, Negros Island sulfur property, Ticao limestone property and Bulan gold property.

Since September 1998 Crew Gold Corporation ("Crew"), through its subsidiary, Crew Minerals Philippines Inc., has an option agreement to put the Negros Island sulfur property into production for 75% net profit interest (NPI) of the property while Altai Philippines will be carried at 25% NPI. As at March 31, 2005, Crew has not yet put the property into production.

4. Interest in mining properties

	Balance, Beginning of Year $	Expenditure $	Balance, End of Period $
Malartic Township, Quebec			
Property	283,711	–	283,711
Expenditure	727,788	–	727,788
	1,011,499	–	1,011,499

5. Natural gas interests

	Balance, Beginning of Year $	Expenditure $	Balance, End of Period $
Lac St. Pierre and Sorel, Quebec			
Expenditure	1,434,505	52,431	1,486,936

6. Share capital and options

Share Capital

Authorized

An unlimited number of common shares of no par value.

Issued	**No. of shares**	**Amount** $
Issued at December 31, 2004	24,133,554	9,279,232

Issued for cash in 2005		
– flow through shares private placement	800,000	80,000
Issued at March 31, 2005	24,933,554	9,359,232

At March 31, 2005, there were 219,667 escrowed common shares outstanding.

Options

a) The 2002 Stock Option Plan which authorizes the Board to grant up to 2,293,000 option shares to directors, officers and employees of the Company or of its subsidiaries is in effect. The options are generally exercisable for up to five years from the date of grant.

The prices of all stock options granted are greater than or equal to the fair market value of each common share on the dates the options were granted.

At March 31, 2005, there were 500,000 option shares available for grant.

The following table summarizes share option activities since December 31, 2004:

	Options outstanding	
	Number of shares	**Weighted average exercise price** $
Balance at December 31, 2004	1,783,000	0.100
Granted	240,000	0.140
Exercised	(240,000)	0.100
Cancelled	(440,000)	0.105
Balance at March 31, 2005	1,343,000	0.107

The following table summarizes outstanding share options at March 31, 2005:

Number of share options outstanding			**Expiry date**	**Weighted average Exercise price**
Exercisable	**Unexercisable**	**Total**		$
583,000	–	583,000	August 18, 2007	0.100
60,000	–	60,000	October 31, 2007	0.100
10,000	–	10,000	March 18, 2008	0.100
–	450,000[1]	450,000	April 10, 2005	0.100
240,000	–	240,000	June 17, 2009	0.140
893,000	450,000	1,343,000		0.107

(1) An option granted to a technical consultant and the vesting of the option is based on the terms of the technical consulting agreement. The option is non-vested as at March 31, 2005.

b) **Accounting for stock-based compensation cost**

In 2004, the Company adopted, retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now require that the fair value based method be applied to awards granted to employees. Under the recommendations, the Company recognises the stock-based compensation cost related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

For the three months ended March 31, 2005, no stock-based compensation cost had been incurred.

7. Related Party transaction

a) Consulting services were provided by an officer. Fees for such services amounted to $6,000. The fees have been allocated to resource properties.

b) The $35,000 non-interest bearing loan from an officer of the Company has been repaid in 2005.

8. Earnings (loss) per share

Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) by the weighted average number of shares outstanding during the period. Diluted net earnings (loss) per share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of shares outstanding and all additional shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	March 31, 2005 $	March 31, 2004 $
Numerator		
Net earnings (loss) for the period – basic and diluted	47,580	(11,939)
Denominator		
Weighted average number of shares – basic	24,802,047	24,014,865
Effect of dilutive shares		
Stock options	893,000	–
Weighted average number of shares – diluted	25,695,047	24,014,865
Basic and diluted net innings (loss) per share	0.002	(0.000)

Due to the loss in the three months ended March 31, 2005, no diluted net loss per share is provided as the inclusion of outstanding stock options would be anti-dilutive.

ALTAI RESOURCES INC.


RECEIVED
MAY 0 2 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

FOR THE THREE MONTHS ENDED MARCH 31, 2005 **Dated April 22, 2005**

The selected consolidated financial information set out below and certain comments which follow are based on and derived from the unaudited consolidated financial statements of Altai Resources Inc. (the "Company" or "Altai") for the three months ended March 31, 2005 and should be read in conjunction with them. Some of the items discussed in the Management's Discussion and Analysis for the year ended December 31, 2004 ("2004 Annual MD&A") dated April 12, 2004 are relevant for the quarter under review and therefore readers are advised to read this with the 2004 Annual MD&A.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS

This discussion includes forward-looking statements and assumptions respecting the Company's strategies, future operations, commodity prices and discusses certain issues, risks and uncertainties that can be expected to impact on any of such matters.

By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such forward-looking statements as a result of the impact of issues, risks and uncertainties whether described herein or not, which the Company may not be able to control. The reader is therefore cautioned not to place undue reliance on such forward-looking statements.

The Company disclaims any intention or obligation to update or revise these forward-looking statements, as a result of new information, future events or otherwise.

OVERVIEW

The Company is a junior natural resource exploration company with its properties in Canada and the Philippines and at the present time does not have a producing mineral property.

Altai's three properties in Canada, all in the Quebec Province – the 50% owned Malartic gold property, the 53.496% owned (as at December 31, 2004) Lac St. Pierre natural gas property and the 53.496% owned (as at December 31, 2004) Sorel natural gas property, were maintained in good standing in 2004.

The proposed transaction with Bolcar Energy Inc. re the sale of the Lac St. Pierre and Sorel gas permits by the Company and Petro St-Pierre Inc. announced in 2004 did not close. The agreement is null and void effective February 11, 2005. The Company is actively pursuing venues to sell/option the properties.

OVERALL PERFORMANCE, RESULTS OF OPERATIONS

In the three months ended March 31, 2005, the Company incurred a net earnings of $47,580 including its share ($280) of the net loss of equity investment in Altai Philippines. The earnings are mainly due to the sale of some marketable securities.

During the three months, the major sources of funding for its exploration work in the Lac St. Pierre and Sorel natural gas properties came from the receipt in January 2005 of its share (US$30,000) of the anniversary payment by Crew Gold Corporation on the latter's option on the Negros Island sulfur property in the Philippines and a flow-through private placement of $80,000 made by an accredited investor.

The marketable securities held by Altai comprising mostly of Canadian major bank shares denominated in Canadian currency, are liquid and have increased in market value in 2005 to date compared to 2004 year end.

OUTSTANDING SHARES

As of April 22, 2005, the Company's share capital is as following:

	Basic	Weighted average
Issued and outstanding common shares	24,933,554	24,802,047
Share options	793,000	793,000
Common shares fully diluted	25,726,554	25,595,047

Form 52-109FT2

Certification of Interim Filings


SEC MAIL
PROCESSING
RECEIVED
MAY 0 2 2005
SECTION

I, Niyazi Kacira, the Chief Financial Officer of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **March 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 28, 2005

"Niyazi Kacira"

Signature
Chief Financial Officer


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2005
SECTION

Form 52-109FT2

Certification of Interim Filings

I, Niyazi Kacira, the President and Chief Executive Officer, Secretary of Altai Resources Inc., certify that:

1. I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Altai Resources Inc.** (the issuer) for the interim period ending **March 31, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: April 28, 2005

"Niyazi Kacira"

Signature
President and Chief Executive Officer, Secretary